Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (Registration Nos. 333-35245, 333-55838, 333-116528 and 333-137273) pertaining to the Incentive Plan of Carrizo Oil & Gas, Inc. and the Registration Statements on Form S-3 (Registration Nos. 333-142345 and 333-142346) of Carrizo Oil & Gas, Inc. of our report dated March 12, 2009 (except for Notes 2, 4, 5, 6 and 13 for which the date is August 17, 2009) with respect to the consolidated financial statements and our report dated March 12, 2009 (except as to the restatement of management’s annual report on internal control over financial reporting for which the date is August 17, 2009) with respect to the effectiveness of internal control over financial reporting, of Carrizo Oil & Gas, Inc. included in the Annual Report on Form 10-K/A for the year ended December 31, 2008.

/s/ Pannell Kerr Forster of Texas, P.C.

Houston, Texas
August 17, 2009